United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 16, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

16 November 2018

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Transactions in Own Shares

The Company announces that it has purchased the following number of its ordinary shares of EUR 0.01 each through Credit Suisse Securities (USA) LLC. The purchased shares have all been cancelled.

These share purchases form part of the Company's existing buyback programme, as announced on 12 September 2018, in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 31 May 2018 (the "Buyback Programme"). The Company will make further announcements in due course following the completion of any further purchases pursuant to the Buyback Programme.

USX purchases

Daily aggregated information by trading venue

Date of purchase	Aggregate number of ordinary shares of EUR 0.01 each purchased	Lowest price paid per share (USX)	Highest price paid per share (USX)	Volume weighted average price paid per share (USX)	Trading venue
9 November 2018	2,400	47.7	47.97	47.839654	CBOE BZX Equity Exchange (“BATS”)
9 November 2018	401	47.71	47.74	47.725711	Boston Stock Exchange (“BSE”)
9 November 2018	444	47.73	47.96	47.809099	BATS Global Markets Secondary Exchange (“BYX”)
9 November 2018	3,700	47.685	47.915	47.854459	CFX Alternative Trading (“CFX”)
9 November 2018	300	47.96	47.97	47.965000	IEX (“IEXG”)
9 November 2018	2,095	47.73	47.97	47.927026	NASDAQ
9 November 2018	116,652	47.11	47.97	47.418151	New York Stock Exchange (“NYSE”)
9 November 2018	4,000	47.68	47.95	47.865000	OTC Markets (“OTC”)
9 November 2018	2,448	47.7	47.97	47.821536	NYSE Arca (“PSE”)
9 November 2018	100	47.97	47.97	47.970000	XDEA
9 November 2018	1,460	47.73	47.97	47.912606	XDEX
12 November 2018	100	47.8	47.8	47.800000	BATS
12 November 2018	81	47.98	47.98	47.980000	BYX
12 November 2018	400	48.02	48.02	48.020000	CFX
12 November 2018	300	48.005	48.02	48.010000	IEXG
12 November 2018	1,200	47.8	47.8	47.800000	NASDAQ
12 November 2018	120,419	47.64	48.18	47.900893	NYSE
12 November 2018	200	47.8	48.02	47.910000	OTC
12 November 2018	300	47.8	48.02	47.946667	PSE
13 November 2018	20	47.99	47.99	47.990000	BSE
13 November 2018	180,580	47.69	48.19	47.962108	NYSE
14 November 2018	500	48.245	48.245	48.245000	CFX
14 November 2018	100	48.245	48.245	48.245000	IEXG
14 November 2018	175,000	47.98	48.48	48.281178	NYSE
14 November 2018	6,400	48.235	48.245	48.244531	OTC
15 November 2018	826	48.245	48.37	48.316731	CFX Alternative Trading (“CFX”)
15 November 2018	100	48.275	48.275	48.275000	IEXG
15 November 2018	207,070	48.015	48.55	48.368588	NYSE
15 November 2018	1,500	48.245	48.245	48.245000	OTC
15 November 2018	1,504	48.2	48.275	48.260040	PSE

Transaction details

The table below contains detailed information of the individual USX trades made by Credit Suisse Securities (USA) LLC as part of the Buyback Programme.

Schedule of purchases

Shares purchased:	Coca-Cola European Partners plc, (ISIN: GB00BDCPN049)
Dates of purchases:	9, 12, 13, 14 and 15 November
Investment firm:	Credit Suisse Securities (USA) LLC

Individual transactions

A full breakdown of the individual transactions can be viewed at: https://www.ccep.com/system/file_resources/4601/181116_Weekly_Buyback_Programme_trade_details_calcS_cover_page.pdf

COCA-COLA EUROPEAN PARTNERS PLC
Paul van Reesch
Deputy Company Secretary
+44 (0) 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: November 16, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

5